ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

March 5, 2012

VIA EDGAR CORRESPONDENCE

Sonia Barros

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II Amendment No. 1 to Form S-1

Filed on February 14, 2012 (File No. 333-178212)

Dear Ms. Barros:

We are writing to respond to your comment letter dated March 1, 2012 concerning Pre-Effective Amendment No. 1 to the Form S-1 registration statement (the “Pre-Effective Amendment”) filed on behalf of ProShares Trust II (the “Registrant”) on February 14, 2012. For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Pre-Effective Amendment.

General

1.	We note your response to comment 1 of our letter dated December 27, 2011. Please note that we have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review.

Response: Thank you. We will await any further comments from the Division of Investment Management.

Description of the Funds’ Indexes, page 14

2.	We note your response to comment 11 of our letter dated December 27, 2011. Please tell us what consideration you gave to providing disclosure on the historical performance of the Index and each Sub-Index since they were launched.

Response: We considered but decided against providing disclosure on the historical performance of the Index and each Sub-Index, consistent with our approach to disclosure for each of the other funds offered by the Registrant. Although we provide historical benchmark volatility information for certain “geared” funds of the Registrant (i.e., those funds that seek to match a multiple, inverse or inverse multiple of a benchmark) to illustrate the effects that compounding may have on those funds, we do not otherwise show performance-related information of any benchmark (we note that, recently, we provided historical data on the exchange rates for benchmarks of certain geared currency funds of the Registrant to respond to an SEC Staff comment). This is because we do not believe that the historical performance of a benchmark, such as the Index and/or each Sub-Index, necessarily is useful information or is indicative of the future performance of that benchmark or of a Fund.

3.	We note your response to comment 12 of our letter dated December 27, 2011 and reissue that comment in part. Please revise your disclosure to clarify that the weights for the Index and each Sub-Index are updated annually.

Response: The requested change has been made. Specifically we have revised the last paragraph of the “Description of the Fund’s Indexes – Overview” section of the prospectus to read:

The weights of the Sub-Indexes, sectors and each Index Component, as applicable, included in the Index and each Sub-Index, are updated annually at the end of each year. Sectors are rebalanced monthly to the applicable above-mentioned weights; the weighting of each individual Index Component within a particular sector is allowed to float during the year within the overall weight allotted to that sector, and is only rebalanced during the annual re-weight. The softs sector, referenced in the tables above, is an exception to this rule; the Index Components within the softs sector are rebalanced on a monthly basis.

Investment Objectives and Principal Investment Strategies, page 19

4.	We note your disclosure on pages 1 and 19 that states that each Fund intends to meet its investment objective by investing primarily in futures contracts and that you will only invest in swaps in the event position accountability rules or position limits are reached with respect to futures contracts or if the market for a specific futures contract experiences emergencies. You also state on page 19, however, that currently, the Funds anticipate that, in the normal course of business and absent any unforeseen circumstances, they will have 100% exposure to swaps. Please advise.

Response: The disclosure on pages 1 and 19 are correct in that the Funds will only invest in swaps in the event position accountability rules or position limits are reached with respect to futures contracts or if the market for a specific futures contract experiences emergencies or disruptions. Accordingly, the Funds anticipate that, in the normal course of business and absent any unforeseen circumstances, the Funds will have 0% exposure to swaps. The chart on page 19 will be corrected to reflect this.

Swap Agreements, page 19

5.	We note your response to comment 17 of our letter dated December 27, 2011. Your revised disclosure on page 8 states that the Funds’ counterparties for swaps are: UBS AG, Goldman Sachs International and Societe Generale. Since you have not commenced operations for the Funds, please explain how you have entered into these counterparty arrangements. If the Trust has entered into arrangements with these counterparties, and the Funds may enter into swaps pursuant to the Trust’s arrangements, please revise your disclosure to describe such arrangements by the Trust.

Response: Although the Funds have not commenced trading or investment activities, each Fund has been established as a legal entity and may enter into agreements on its own behalf. Prior to the effectiveness of the registration statement to which the Pre-Effective Amendment relates, each Fund will be added to the Registrant’s International Swaps and Derivatives Association (“ISDA”) Master Agreement with each of the listed counterparties and may enter into swap agreements with such counterparties at the time the Fund commences investment activities. Each Fund enters into the ISDA Master Agreement severally, not jointly. We have clarified the first sentence of the penultimate paragraph in the section “Risk Factors – The Funds may be subject to counterparty risks” to read:

As of the date of this prospectus, the Funds’ counterparties for swaps may include: UBS AG, Goldman Sachs International and Societe Generale.

6.	We note your response to comment 18 of our letter dated December 27, 2011. Please revise your disclosure in the prospectus to clarify the difference between net amount and notional amount.

Response: The requested revisions have been made. Specifically, we have revised the first two paragraphs under the “Investment Objectives and Principal Investment Strategies – Principal Investment Strategies – Swap Agreements” to read:

Swap agreements are two-party contracts entered into primarily by global financial institutions for a specified period ranging from a day to more than a year. In a standard swap transaction, the parties agree to exchange the returns on a particular predetermined investment, instrument or index for a fixed or floating rate of return in respect of a predetermined notional amount. The notional amount of the agreement reflects the extent of a Fund’s total investment exposure under the swap agreement. In the case of futures contracts based indexes, such as the Index and Sub-Indexes, the reference interest rate is zero, although a financing spread or fee is normally still applied. Transaction or commission costs are reflected in the benchmark level at which the transaction is entered. The gross returns to be exchanged are calculated with respect to the notional amount and the benchmark returns to which the swap is linked. Swaps are usually closed out on a net basis, i.e., the two payment streams are netted in a cash settlement on the payment date specified in the agreement, with the parties receiving or paying, as the case may be, only the net amount of the two payments. Thus, while the notional amount reflects a Fund’s total investment exposure under the swap agreement (i.e., the entire face amount or principal of a swap agreement), the net amount is a Fund’s current obligations (or rights) under the swap agreement, which is the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement on any given termination date.

Swap agreements involve, to varying degrees, elements of market risk and exposure to loss in excess of the amount which would be reflected on the Statement of Assets and Liabilities. The primary risks associated with the use of swap agreements arise from the inability of counterparties to perform. Each Fund that invests in swaps bears the risk of loss of the net amount, if any, expected to be received under a swap agreement in the event of the default or bankruptcy of a swap counterparty. Each such Fund enters or intends to enter into swap agreements only with large, established and well-capitalized financial institutions; however, there are no limitations on the percentage of its assets each Fund may invest in swaps. Each Fund that invests in swaps may use various techniques to minimize credit risk.

Plan of Distribution, page 86

7.	Please tell us why you have removed the disclosure regarding the initial Authorized Participant. We note that these Funds have yet to commence operations.

Response: We had removed this disclosure for consistency with the Registrant’s registration statements on Form S-1 and S-3 for funds of the Registrant that have already been in existence. As these Funds have yet to commence operations, we can and will add the disclosure regarding the Authorized Participant. Thus, the disclosure in “Plan of Distributions – Authorized Participants” and “Plan of Distribution – Likelihood of Becoming a Statutory Underwriter” will be revised as shown below (the name of the initial authorized participant will be included in the revised EDGAR filing in place of [Name of Initial Authorized Participant]):

Authorized Participants

The Funds continuously offer Shares in Creation Units to Authorized Participants. It is expected that the initial Authorized Participant will, subject to certain terms and conditions, make minimum initial purchases of at least two initial Creation Units of each Fund at an initial price per Share of $40.00. A Fund will not commence trading unless and until the initial Authorized Participant effects the minimum initial purchase with respect to such Funds. Following the initial purchases by the initial Authorized Participant, Shares of the Funds will be offered to Authorized Participants in Creation Units at each Fund’s respective NAV. On the day that the initial Authorized Participant purchases the initial Creation Unit of a Fund, such Fund’s initial NAV per Share will be established as of the times indicated under the section “Creation and Redemption of Shares — Creation Procedures — Determination of Required Payment”.

Authorized Participants, including the initial Authorized Participant, may offer to the public, from time to time, Shares of a Fund from any Creation Units they create. Shares of a Fund offered to the public by Authorized Participants are offered at a per Share market price that varies depending on, among other factors, the trading price of the Shares of each Fund on the NYSE Arca, the NAV per Share and the supply of and demand for the Shares at the time of the offer. Shares initially comprising the same Creation Unit but offered by Authorized Participants to the public at different times may have different offering prices. Additionally, the price at which an Authorized Participant sells a Share may be higher or lower than the price paid by such Authorized Participant in connection with the creation of such Share in a Creation Unit. Authorized Participants do not receive from any Fund, the Sponsor or any of their affiliates, any fee or other compensation in connection with their sale of Shares to the public, although investors are expected to be charged a customary commission by their brokers in connection with the purchase and sale of Shares that varies from investor to investor. Investors are encouraged to review the terms of their brokerage accounts for applicable charges.

As of the date of this Prospectus, ABN Amro, Banca IMI Securities Corp., BNP Paribas Securities Corp., Credit Suisse Securities USA LLC, Deutsche Bank Securities Inc., EWT, LLC, Goldman, Sachs & Co.,

Goldman Sachs Execution & Clearing, L.P., J.P. Morgan Securities Inc., Knight Clearing Services LLC, Newedge USA LLC, Nomura Securities International, Inc., SG Americas Securities, LLC, Timber Hill, LLC, UBS Securities LLC, Virtu Financial BD LLC and Wedbush Morgan Securities, Inc. have each executed an Authorized Participant Agreement and are the only Authorized Participants.

The initial Authorized Participant with respect to the Funds is expected to be [Name of initial Authorized Participant].

Likelihood of Becoming a Statutory Underwriter

Each Fund will issue Shares in Creation Units to Authorized Participants from time to time in exchange for cash. Because new Shares can be created and issued on an ongoing basis at any point during the life of each Fund, a “distribution,” as such term is used in the 1933 Act, will be occurring. The initial Authorized Participant or an Authorized Participant, other broker-dealer firm or its client could be deemed a statutory underwriter, and thus would be subject to the prospectus-delivery and liability provisions of the 1933 Act, if it purchased a Creation Unit from each Fund, broke the Creation Unit down into the constituent Shares and sold the Shares to its customers; or if it chose to couple the creation of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for the Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that would lead to categorization as an underwriter. Authorized Participants, other broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner which would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act. For example, [Name of initial Authorized Participant], as initial Authorized Participant for the Funds would be a statutory underwriter with respect to its purchase of initial Creation Units of the Funds as described above.

Dealers who are neither Authorized Participants nor “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of section 4(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus delivery exemption provided by section 4(3) of the 1933 Act.

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We hope that these responses and the revised disclosures adequately address your comments. To assist with your review, we attach a blacklined copy of the changed pages of the registration statement marked to reflect all changes from the Pre-Effective Amendment. If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang
ProShare Capital Management LLC
Vice President and Legal Counsel

cc:	Sandra B. Hunter, Esq. (SEC)